                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 -------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. 4)/1/

                      INTERNATIONAL TOTAL SERVICES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                        COMMON STOCK, WITHOUT PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   46049910
--------------------------------------------------------------------------------
                                (CUSIP Number)

                            Robert H. Jackson, Esq.
                        Kohrman Jackson & Krantz P.L.L.
                      One Cleveland Center, 20/th/ Floor
                             1375 East 9th Street
                             Cleveland, Ohio 44114
                                (888) 696-8700
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 18, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check
the following box   [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_________________

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 46049910                                           Page 2 of 6 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      The Weitzel Family Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Ohio
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,211,717
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,211,717
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,211,717
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      32.34%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 46049910                                           Page 3 of 6 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Robert A. Weitzel
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,113,262
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,211,717
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,113,262
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,211,717
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,324,979
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      48.63%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 46049910                                           Page 4 of 6 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Jeanette R. Weitzel
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,211,717
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,211,717
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,211,717
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      32.34%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

     In accordance with Rule 13d-1(k), this Amendment No. 4 ("Amendment No. 4") to the Schedule 13D Statement filed on December 4, 1998, as amended on each of February 16, 1999, November 23, 1999 and July 19, 2001, is filed on behalf of The Weitzel Family Limited Partnership ("Weitzel FLP"), Robert A. Weitzel and Jeanette R. Weitzel (collectively, the "Reporting Persons"), for the purpose of reporting a special meeting of shareholders of International Total Services, Inc. ("ITS") that the Reporting Persons demanded in order to elect new directors.


Item 3      Source and Amount of Funds or Other Consideration.


     Item 3 is hereby amended and supplemented as follows:

     As of September 30, 2001, a voting trust agreement, dated November 2, 1999, by and among ITS, Robert A. Weitzel, H. Jeffrey Schwartz, J. Jeffrey Eakin and John P. O'Brien (the "Agreement") expired by its terms. The Reporting Persons are now the beneficial owners of the common stock, without par value (the "Common Shares") described in the Agreement and have reacquired the right to vote the Common Shares.

Item 4      Interest in Securities of the Issuer.

     Item 4 is hereby amended and supplemented as follows:

     The Reporting Persons believe it is in the best interest of ITS to hold a special meeting of shareholders for the purpose of electing directors. ITS's Code of Regulations provides for the election of directors at a special meeting of shareholders when an annual meeting has not been held for the election of directors. ITS has not held an annual meeting since 1998 and directors have not been elected by shareholders since that time. Mr. Weitzel and Weitzel FLP sent a letter demanding that ITS call a special meeting of shareholders. However, ITS did not respond to Mr. Weitzel's letter or set a date for the special meeting. On October 18, 2001, Mr. Weitzel and Weitzel FLP sent a notice to all shareholders of record advising them that a special meeting of shareholders will be held on October 26, 2001 for the purpose of electing directors. At the meeting, the Reporting Persons intend to elect William D. Branon, Edward R. Towns and Mr. Weitzel to the Board of Directors. A copy of the Notice of the Special Meeting of Shareholders is attached to this report as Exhibit 7.2. ITS has filed a motion with the bankruptcy court for an order to enjoin the special meeting of shareholders. Mr. Weitzel and Weitzel FLP believe that the motion lacks merit and intend to proceed with the scheduled meeting.

     On September 13, 2001, ITS filed a voluntary petition for protection under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of New York. Mr. Weitzel is committed to maintaining ITS as a profitable company. He is willing to contribute personal funds and has obtained a definitive proposal to secure financing from a lending institution to assist ITS in continuing its operations. Mr. Weitzel intends to continue to meet with ITS management and the lending institutions for ITS, if ITS management and its lending institutions are willing to continue to meet, to discuss ways to increase shareholder value during and after the bankruptcy proceedings.

     The Reporting Persons have no present intention of selling their Common Shares, but they will continue to monitor their investment and may sell shares in the open market or in privately

                               Page 5 of 6 Pages
negotiated transactions.

     The Reporting Persons have summarized their present intentions and proposals relating to ITS. However, the Reporting Persons reserve the right to modify their intentions and proposals based on developments in the Chapter 11 bankruptcy of ITS, discussions with management, actions of management, actions taken at the special meeting of shareholders or changes in market or other conditions.

     Except as described in this Amendment No. 4 or Amendment No. 3 filed on July 19, 2001, the Reporting Persons have no present intentions or plans that relate or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 7.      Material to be Filed as Exhibits.

     Exhibit 7.1  Agreement of Joint Filing

     Exhibit 7.2  Notice of Special Meeting of Shareholders

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 19, 2001             /s/ Robert A. Weitzel
                                    ---------------------
                                    Robert A. Weitzel, an individual


Dated:  October 19, 2001            /s/ Jeanette R. Weitzel
                                    ----------------------
                                    Jeanette R. Weitzel, an individual


Dated: October 19, 2001             The Weitzel Family Limited Partnership


                               By:  /s/ Robert A. Weitzel
                                    ---------------------
                               Its: General Partner

                               Page 6 of 6 Pages